                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13D
                                 (RULE 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                           CORVAS INTERNATIONAL, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                    221005101
                                 (CUSIP Number)

                             WILLIAM J. SILBEY, ESQ.
                           SCHERING-PLOUGH CORPORATION
                                ONE GIRALDA FARMS
                            MADISON, NEW JERSEY 07940
                                 (973) 822-7000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  JUNE 23, 2000
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

1        NAME(S) OF REPORTING PERSON(S)
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

         Schering Corporation
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a)|_|
                                                                          (b)|_|
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3        SEC USE ONLY
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4        SOURCE OF FUNDS

         Not Applicable
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or (e)                                                |_|
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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         New Jersey
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  NUMBER OF                (7)      SOLE VOTING POWER . . . . . . . .  . .None
   SHARES
 BENEFICIALLY              (8)      SHARED VOTING POWER . . . . . . . . . None
  OWNED BY
    EACH                   (9)      SOLE DISPOSITIVE POWER. . . . . . . . None
 REPORTING
  PERSON                   (10)     SHARED DISPOSITIVE POWER. . . . . . . None
   WITH
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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         None
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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|
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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         None
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14       TYPE OF REPORTING PERSON

         CO
------------------------------------------------------------------------------


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
Item 1.  Security and Issuer

                  The class of equity securities to which this statement relates are shares of common stock, par value $.001 per share (the "Common Stock"), of Corvas International, Inc. a Delaware corporation (the "Issuer").

                  The principal executive offices of the Issuer are located at 3030 Science Park Road, San Diego, California 92121

Item 2.  Identity and Background

                  This statement is being filed by Schering Corporation (the "Reporting Person"), a New Jersey corporation and a wholly owned subsidiary of Schering-Plough Corporation, a New Jersey corporation ("SPC").

         The Reporting Person is engaged in the manufacturing and marketing of prescription drugs in the United States and has its principal office at 2000 Galloping Hill Road, Kenilworth, New Jersey 07930. SPC is a holding company whose operating subsidiaries are engaged in the discovery, development, manufacturing, and marketing of pharmaceutical and health care products and has its principal office at One Giralda Farms, Madison, New Jersey 07940-1000.

         For information required by instruction C to Schedule 13D with respect to the directors and executive officers of the Reporting Person and SPC, reference is made to Schedule I attached hereto which is incorporated herein by reference.

         During the last five years, none of the Reporting Person, SPC nor any person named in Schedule I attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

                  The Reporting Person sold a total of 1,250,000 shares of the Common Stock of the Issuer in open market transactions from June 21, 2000 through June 23, 2000 at selling prices ranging from $9.31 to $10.00. The average selling price was $9.65. The Reporting Person acquired the Common Stock through the conversion of 1,000,000 shares of the Issuer's Series A Convertible Preferred Stock and 250,000 shares of the Issuer's Series B Convertible Preferred Stock.

Item 4.  Purpose of Transaction

                  The sales described above in Item 3 were made by the Reporting Person in the ordinary course of business.

Item 5.  Interest in Securities of the Issuer

                  (a) The Reporting Person has no beneficial ownership of shares of Common Stock.


                  (b) Number of shares of Common Stock as to which the Reporting Person has:

                           (i)      Sole power to vote or direct the vote: None

                           (ii)     Shared power to direct the vote: None

                           (iii) Sole power to dispose or to direct the disposition: None

                           (iv) Shared power to dispose or to direct the disposition: None

                  (c) Except as described herein, the Reporting Person has not had any transactions in Common Stock of the Issuer during the last 60 days.

                  (d) Not Applicable

                  (e) Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of The Issuer

                  None

Item 7.  Material to be Filed as Exhibits

None



                                    SIGNATURE

                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 12, 2000



                                                  /s/ William J. Silbey
                                                  ---------------------
                                                      William J. Silbey



                  The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for his purpose which is already on file with the Commission may be incorporated by reference. The name of any title of each person who signed this statement shall be typed or printed beneath his signature.

                  Attention: Intentional misstatements or omissions of fact constitute federal criminal violations. (see 18 U.S.C. 1001).

                                   Schedule I


A.       DIRECTORS AND EXECUTIVE OFFICERS OF SCHERING CORPORATION

         The name, business address and present principal occupation or employment of each of the directors and executive officers of Schering Corporation are set forth below. Each person identified below is an officer of Schering Corporation and is an employee of a subsidiary of Schering-Plough Corporation. The business address of each person identified below is Schering-Plough Corporation, One Giralda Farms, Madison, NJ 07940-1000. Directors are identified by an asterisk. Unless otherwise indicated below, all directors and officers listed below are citizens of the United States.

NAME AND CITIZENSHIP               PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
--------------------               ------------------------------------------
Raul E. Cesan *                    President and Chairman of the Board
(Argentina)

Stephen  Andrzejewski              Vice President

Alfredo M. Blanco                  Vice President

Leonard  Camarda                   Vice President

Joseph  Caso                       Vice President

Joseph C. Connors                  Vice President

Hugh A. D'Andrade                  Vice President

Roch  Doliveux                     Vice President

Martin  Driscoll                   Vice President

Alexander  Giaquinto, Ph.D.        Vice President

Raman  Kapur                       Vice President
(India)

Thomas H. Kelly                    Vice President

Raul E. Kohan                      Vice President

H-J.  Kummer                       Vice President
(Switzerland)

Thomas C. Lauda*                   Vice President

Robert S. Lyons                    Vice President

Paula  Morgan                      Vice President

James R. Nelson                    Vice President

John E. Nine                       Vice President

Cecil B. Pickett                   Vice President

David  Poorvin                     Vice President

John P. Ryan                       Vice President

Jonathan  Spicehandler             Vice President

Robert J. Spiegel                  Vice President

Colin  Turnbull                    Vice President

K. J.  Varma BVSc, MVSc, PhD       Vice President

Hugo  Wahnish                      Vice President
(Argentina)

Joel Wiener                        Vice President

Anthony  Wolfe                     Vice President

Jack L. Wyszomierski               Vice President

Richard W. Zahn *                  Vice President

William J. Silbey                  Vice President and Secretary

E. Kevin  Moore                    Vice President and Treasurer

Daniel A. Nichols                  Vice President and Asst. Treasurer

Arthur  Ceconi, Jr.                Assistant Secretary

Nancy A. Davis                     Assistant Secretary

George A. Marootian                Assistant Secretary

Myra A. McGinley                   Assistant Secretary

Bette Schultz                      Assistant Secretary

Morgan M. W. Weber                 Assistant Secretary

Ronald Yonts                       Assistant Secretary

Peter Bouchoux                     Assistant Treasurer

Anthony L. Genito                  Assistant Treasurer

Joseph McNulty                     Assistant Treasurer

Wayne L. Miller                    Assistant Treasurer

Donald J. Soriero                  Assistant Treasurer

Eugene P. Desimone                 Controller

B        DIRECTORS AND EXECUTIVE OFFICERS OF SCHERING-PLOUGH CORPORATION

         The name, business address and present principal occupation or employment of each of the directors and executive officers of Schering-Plough Corporation are set forth below. Unless otherwise indicated, each person identified below is employed by a subsidiary of Schering-Plough Corporation and the address of each person identified below is Schering-Plough Corporation, One Giralda Farms, Madison, NJ 07940-1000. Unless otherwise indicated below, all directors and officers listed below are citizens of the United States.

NAME AND ADDRESS                   PRESENT PRINCIPAL OCCUPATION OR
  (CITIZENSHIP)                               EMPLOYMENT
----------------                   -------------------------------
Hans W. Becherer*                  Chairman of the Board
Deere & Company                    Deere & Company (a manufacturer of mobile
John Deere Road                    power machinery and a supplier of
Moline, IL  61265                  financial and health care services)

Raul E. Cesan                      President and Chief Operating Officer
(Argentina)

Joseph C. Connors                  Executive Vice President and General
                                   Counsel

Hugh A. D'Andrade*                 Vice Chairman and Chief Administrative
                                   Officer

Geraldine U. Foster                Senior Vice President - Investor Relations
                                   and Corporate Communications

Douglas J. Gingerella              Vice-President - Corporate Audits

Regina E. Herzlinger*              Professor of Business Administration,
Harvard Business School            Harvard Business School
Soldiers Field Road
Baker Library 163
Boston, MA  02163

Thomas H. Kelly                    Vice President and Controller

Richard J. Kogan*                  Chairman and Chief Executive Officer

Robert P. Luciano*                 Chairman Emeritus

Robert S. Lyons                    Vice President - Corporate Information
                                   Services

Eugene P. McGrath*                 Chairman and CEO
Consolidated Edison                Consolidated Edison
4 Irving Place
New York, NY  10003

Donald L. Miller*                  Retired

E. Kevin Moore                     Vice President and Treasurer

H. Barclay Morley*                 Retired

General Carl E. Mundy, Jr.*        Retired

Daniel A. Nichols                  Senior Vice President - Taxes

John Nine                          Corporate Vice President and President
                                   of Technical Operations

Richard de J. Osborne*             Retired

Patricia F. Russo*                 Executive Vice President, CEO Service
Lucent Technologies                   Provider Networks

283 King George Road
Warren, NJ  07059

John P. Ryan                       Senior Vice President - Human Resources

William J. Silbey                  Staff Vice President, Secretary and
                                   Associate General Counsel


Robert F. W. van Oordt*            Chairman
RCE Nederland                      RCE Nederland
Coolisingel 120
PP Box 973
NL-3000 AZ Rotterdam
(The Netherlands)


Arthur F. Weinbach*                Chairman and CEO
Automated Data Processing, Inc.    Automated Data Processing Inc.
One ADP Boulevard
Roseland, NJ  07068

James Wood*                        Chairman and Chief Executive Officer of
The Great Atlantic &               The Great Atlantic & Pacific Tea Company,
Pacific Tea Co., Inc.              Inc. (supermarkets)
2 Paragon Drive
Montvale, NJ  07645
(England)

Jack L. Wyszomierski               Executive Vice President and Chief
                                   Financial Officer